Filed by HEC Holdings, Inc.
                                   Subject Company - General Motors Corporation
                                             and Hughes Electronics Corporation
                                        and EchoStar Communications Corporation
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       and Deemed Filed Pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934
                                                 Commission File No.: 333-84472

[ECHOSTAR LOGO]                                                   [HUGHES LOGO]
================================================================================

               RURAL ORGANIZATIONS SUPPORT ECHOSTAR-HUGHES MERGER

On October 28, 2001, EchoStar Communications announced definitive agreements for a merger with Hughes Electronics. The combined company will be named EchoStar and use the DIRECTV brand for its services and related products. The new company will offer local broadcast channels, competitively priced broadband service and uniform nationwide prices to every American, and present a stronger competitive challenge to the entrenched cable firms that currently control approximately 78% of the pay television market.

While a number of self-interested parties attempt to block this merger and the benefits that would result, rural Americans have in fact spoken out on its behalf:


....the American Farm Bureau Federation believes that the proposed merger is good for rural America. It will help revitalize rural communities and small businesses and improve the quality of life of American farm and ranch families.
                  - American Farm Bureau Federation


The EchoStar-DIRECTV merger would solve that problem by making broadband easily accessible from every home in every suburb, rural county and inner-city neighborhood in America. The "Digital Divide" would shrink from a chasm to a small fissure.
                  - National Alliance of Medical Researchers & Teaching
                    Physicians


It will take a large satellite company that has enough frequency available to it to be able to serve every rural home, school, business, and law enforcement agency in Montana. A merged EchoStar/DIRECTV can do what no one else has been able to do for Montana before. With nationwide pricing guarantees already promised in congressional testimony, the protection we need from unreasonable price hikes can be provided.
                  - Montana World Trade Center


This [merger] will be a good deal for consumers across our country and a potential lifeline for rural communities who continue to be given reason to worry that they will be left on the wrong side of the "digital divide".

In an era that thrives and relies on the ability to access better technology as it is developed, the new EchoStar will be well positioned to close the "digital divide" by providing high speed satellite Internet and broadband service at prices the average family can afford.
                  - Dean Kleckner, Truth About Trade and Technology

The proposed EchoStar/DirecTV merger is a winner for everyone. Their combined broadcast spectrum would give the new company the technical ability to carry many more local channels. And, of course, that spectrum would let them offer nationwide satellite delivery of high-speed Internet access and other broadband digital services.

Satellite delivery of those services by the merged EchoStar and DirecTV would be a competitive sweetener for areas already served by cable and satellite TV companies. For many rural areas of the West, however, this merger offers the only affordable ticket to the digital future.
                  - U.S. Senator Malcom Wallop (ret.), Frontiers of Freedom


Equally important, perhaps, the merged firms will have a stronger capability to provide broadband services to rural and other underserved communities, which currently may have no high-speed access to the Web at all and, in so doing, likely spawn competition for these customers as well. In both respects, the merger will further the [Federal Communications] Commission's goal of providing for the "reasonable and timely" deployment of advanced telecommunications services to all Americans.
                  - The Progress & Freedom Foundation


Just as our forefathers revolutionized communication for rural America with the advent of mail delivery to "isolated" areas 105 years ago, this merger has this same potential impact to make "city" and "country" equal. Without a network of ponies and riders, there would have been no Pony Express. Without someone having the foresight to lay tracks across the most rugged terrain, there would have been no Iron Horse, and the West would not have opened to civilization. The merger of DISH Network & DirecTV has the potential to be that "Golden Spike".
                  - Patrick Gottsch, President of RFD-TV


One of the biggest economic benefits to the rural community from the Internet, broadband, e-mail and e-commerce is the cost-savings that result from the speed and efficiency with which this technology minimizes distance as a cost factor. Farm businesses are run by people who recognize this fact. We truly need the benefits which will come from this merger.
                  - Ken Boehm, Director of the Farm Business Council

                                       ***
For more information, please contact Karen Watson, EchoStar Director of Government Relations at 202-293-0981 or Merrill Spiegel, DIRECTV Vice President of Government Affairs at 202- 624-2201.

In connection with the proposed transactions, on March 18, 2002, General Motors Corporation ("GM"), HEC Holdings, Inc. ("Hughes Holdings") and EchoStar Communications Corporation ("EchoStar") filed preliminary materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials filed on March 18, 2002, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation


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

("Hughes"), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC's website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM's solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the preliminary consent solicitation statement/information statement/prospectus filed with the SEC on March 18, 2002 and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words


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

"may," "will," "would," "could," "should," "believes," "estimates," "projects," "potential," "expects," "plans," "anticipates," "intends," "continues," "forecast," "designed," "goal," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.






















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